U.S. Securities and Exchange Commission Washington, DC 20549
Notice of Exempt Solicitation
1. Name of the Registrant: infoUSA Inc.
2. Name of person relying on exemption: Dolphin Limited Partnership I, L.P. Dolphin Financial Partners, L.L.C.
3. Address of person relying on exemption: Ninety-Six Cummings Point Road Stamford, Ct 06902
4. Written materials. Attach written material required to be submitted pursuant to Rule 14a-6(g)(1).

PRESS RELEASE

Contact:  Arthur B. Crozier
Innisfree M&A Incorporated
(212) 750-5833

DOLPHIN SAYS ISS RECOMMENDS InfoUSA SHAREHOLDERS
WITHHOLD ON ALL
MANAGEMENT NOMINEES AND VOTE AGAINST THE 2007 OMNIBUS INCENTIVE PLAN

Dolphin's infoUSA Shareholder Bill of Rights Endorsed by ISS As "Best
Practices For All Companies" -- “Significant Safeguard With Controlling
Shareholder Who Appears Entrenched"

STAMFORD, CONNECTICUT, May 29, 2007 - Dolphin Limited Partnership I, L.P. and Dolphin Financial Partners, L.L.C., long-term holders with 2.0 million shares (3.6%) of infoUSA (NASDAQ Symbol: IUSA), today announced that Institutional Shareholder Services ("ISS"), the world's leading independent proxy advisory service, recommended that shareholders WITHHOLD on ALL infoUSA management nominees and vote AGAINST the 2007 Omnibus Incentive Plan.  ISS also endorsed Dolphin's proposed infoUSA Shareholder Bill of Rights as "best practices for all companies, but a significant safeguard with a controlling shareholder who appears entrenched."

Dolphin said in a statement, "For two consecutive years, ISS has fully supported Dolphin's positions after meeting independently with both management and Dolphin.  In last year's election, Dolphin received a clear mandate of unaffiliated shareholders with over 90% of these votes (nearly a 13:1 margin).  It is as clear as ever that Mr. Vinod Gupta and the infoUSA board still require 'an injection of objectivity, accountability and fairness towards all shareholders.'  If the CEO and the board have been unable to generate a meaningful return for shareholders in ten years1, then it appears that we either need a new CEO or an alternative strategic process that will maximize value for all shareholders."

ISS itself said in its May 25, 2007 report:

The Termination of the Special Committee

"...The special Committee process was most troubling for us.  None of the actual members of the special committee voted to disband the special committee-the only votes to disband came from outside the special committee.   Two of the directors who voted to disband were not independent by ISS standards, and one of those directors is a

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1 As of April 27, 2007, the trade date immediately preceding the commencement of Dolphin’s withhold campaign for the 2007 annual meeting of shareholders, the 10-year compounded annual return was an anemic 0.7%.  See Dolphin’s letter to shareholders, dated April 30, 2007.

controlling shareholder who made the offer for the Company...A board that sets up a special committee to independently examine a takeover bid should not disband that committee solely because it comes to a conclusion that is unpalatable to those that are outside the committee; to hold otherwise would be to imply that a special committee exists solely to rubber-stamp a process.  We note that the Company had no valid answer for why the special committee was not allowed to conduct a market check as part of its evaluation of Mr. [Vinod] Gupta's offer as directed by its advisors."

Mr. Vinod Gupta's Exemption from the Shareholder's Rights Plan

"The scheduled expiration of the pill [July 21, 2007] removes an additional protection for shareholders against Mr. [Vinod] Gupta's potential control of the Company.  Given Mr. [Vinod] Gupta's track record, it is imperative that the pill be renewed and adopted with no exemptions.  ISS continues to be perplexed as to why the Company has not taken any meaningful steps to remove the exemption for Mr. [Vinod] Gupta...."

Related Party Transactions

"Last year, we noted that the Company chose to buy from the CEO the property that created many of the related party transactions (the boat, the plane[s], the sky box) rather than simply eliminating them...   The company should adopt a zero tolerance policy on related party transactions that benefit Mr. [Vinod] Gupta at shareholders costs."

Governance

"The Company has in place certain provisions which are not in shareholders' best interests.  These include the following:  the Company has a classified board; shareholders do not have cumulative voting rights...; and shareholders do not have the ability to call special meetings or act by written consent.  Further, over the past year the
Company does not appear to have formally explored strategic alternatives since Mr. [Vinod] Gupta's offer to take the Company private.

“Dolphin's proposed Bill of Rights...are typically best practices for all companies, but become significant safeguards at companies which include a controlling shareholder who appears entrenched."

infoUSA's 2007 Omnibus Incentive Plan

"In the absence of public disclosure regarding Mr. [Vinod] Gupta's ineligibility to receive equity grants, approval of the plan could authorize the Compensation Committee to issue further grants to Mr. [Vinod] Gupta thus perpetuating his ability to take majority control of the Company, which is not in shareholders' best interests.”

ISS's Conclusion

"The overwhelming lack of support for management's nominees from the unaffiliated shareholder base in last year's proxy contest sends a strong signal to the board that shareholders are not satisfied with the governance at the Company.  Since the[2006] proxy contest, the Company has not taken sufficient steps in addressing shareholder concerns...We note that all of management's nominees have served on the board for over a year and the board has perpetuated an environment which entrenches the CEO.  We recommend shareholders withhold votes from management's nominees for ignoring a clear mandate from unaffiliated shareholders."

Dolphin continued, "Given the overwhelming factual evidence concerning Mr. Vinod Gupta's and the board's disregard for unaffiliated shareholders, it appears that the logical imperative for all unaffiliated infoUSA shareholders is to withhold votes from all of management's nominees, vote against the 2007 Omnibus Incentive plan and support The infoUSA Shareholder Bill of Rights.''

Dolphin urges all infoUSA shareholders to WITHHOLD votes from all management's nominees and vote AGAINST the 2007 Omnibus Incentive Plan-Support The infoUSA shareholder Bill of Rights.

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